SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 7)
ARGON ST, INC.
(Name of Subject Company)
ARGON ST, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
040149106
(CUSIP Number of Class of Securities)
Terry L. Collins
Chairman and Chief Executive Officer
12701 Fair Lakes Circle, Suite 800
Fairfax, Virginia 22033
(703) 322-0881
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-4170
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 7 (this “Amendment No. 7”) amends and supplements Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on July 8, 2010, by Argon ST, Inc., a Delaware corporation, as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vortex Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding Shares that are not already owned by Parent and its subsidiaries at a price of $34.50 per Share, net to the selling stockholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in Purchaser’s Offer to Purchase dated July 8, 2010 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 7. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 9. Exhibits.
     Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(20)	Frequently Asked Questions Regarding Cancelation and Payout of Equity Awards provided to employees of the Company, July 28, 2010

(a)(21)	Payment Mechanics for Shares held at Solium provided to employees of the Company, July 28, 2010

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARGON ST, INC.
By:	/s/ Terry L. Collins
	Name:	Terry L. Collins
	Title:	Chairman and Chief Executive Officer

Dated: July 28, 2010

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